UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39008

NETFIN ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

445 Park Avenue, 9th Floor

New York, NY 10022

(972) 979-5995

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share, $0.001 par value, and one Warrant

Class A Ordinary Shares, $0.0001 value per share

Warrants, each exercisable for one Class A Ordinary Share at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On November 10, 2020, upon the consummation of the transactions contemplated by that certain Business Combination Agreement (as amended on August 28, 2020), among Netfin Acquisition Corp. (“Netfin”), Triterras, Inc. (“Triterras”), Netfin Merger Sub, MVR Netfin LLC Symphonia Strategic Opportunities Limited and IKON Strategic Holdings Fund, Netfin became a wholly-owned subsidiary of Triterras and the Netfin securities covered by this Form ceased to be outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, Netfin has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 2, 2020

NETFIN ACQUISITION CORP.

	By:	/s/ Srinivas Koneru
		Name:	Srinivas Koneru
		Title:	Chief Executive Officer